Via Facsimile and U.S. Mail
Mail Stop 4720

May 19, 2009

Donald P. Lofe, Jr.
Executive Vice President and Chief Financial Officer
The PMI Group, Inc.
3003 Oak Road
Walnut Creek, CA 94597

Re: The PMI Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File Number: 001-13664

Dear Mr. Lofe:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

1.   We believe that your disclosures regarding credit default swaps should be significantly enhanced to disclose the risks inherent in your credit default swap portfolio and the effect that this portfolio has had and may be expected to have on your financial position, liquidity and operating results. Accordingly, please expand your disclosures to address the following:

- Describe the contractual terms of your credit default swap contracts, including all material defined credit events and collateral posting requirements, as well as the events and conditions that trigger them.
- Quantify the notional amounts and the nature and type of the underlying securities as a percentage of the notional amounts for each type of residential mortgage backed securities (i.e. prime, sub-prime, and Alt-A), and any other types of underlying securities, as applicable. Also, disclose information about the credit ratings and vintages of the underlying RMBS securities. Please link this data to the derivative liability recorded on the balance sheet.
- For contracts where collateral obligations have been or are reasonably likely to be triggered, present data quantifying and describing the collateral you have posted at the balance sheet date, the reasonably likely amounts of additional collateral that you could be required to post, and the maximum amount of collateral that you could be required to post. For the reasonably likely additional amounts of collateral, please address why such amounts are reasonably likely in the context of the contractual trigger that would require additional collateral to be posted. Please link this data to the derivative liability recorded on the balance sheet.
- For any contracts where a payment obligation has been or is reasonably likely to be triggered, present data quantifying and describing the amounts due and the timing of those amounts. For any payment obligations that have been incurred, please state where the payment obligations are recorded on the balance sheet.
- Present quantified data that helps facilitate an understanding of the amount of additional defaults that would need to occur before you would be required to either make payments or post collateral, and your analysis of the likelihood of such events occurring. For example, consider presenting data depicting the original level of subordination below the layer that you have insured, the current level of subordination, and the effect and expected effects of any deterioration of this subordination on your liquidity. Please link this data to the derivative liability recorded on the balance sheet.

When considering the above points, we believe that summarizing CDS contracts and/or underlying loans and debt with similar characteristics, risks and terms would be appropriate, and that using tables and bulleted lists to present the information where possible would be most useful to an investor.

2. Your disclosure in Note 10 identifies key inputs to the valuation model for your CDS contracts, but does not enable an investor to understand how this information is used to determine the fair value of your CDS contracts in accordance with SFAS 157. Please provide disclosure in MD&A that: (i) explains each major step in the valuation process, (ii) identifies each of the key assumptions used in the valuation, (iii) explains how you validate information obtained from external sources, and (iv) quantifies the impact on the valuation of

reasonably likely changes in key assumptions and how such scenarios were determined to be reasonably likely.

3.   Please revise your disclosure to quantify the impact that the incorporation of your non-performance risk had on the valuation of your CDS liabilities for each period presented. Also, please tell us whether you incorporated your own non-performance risk into the valuation of your CDS contracts prior to the adoption of SFAS 157, as would appear to be indicated by your disclosure on page 144.

Liquidity and Capital Resources
Consolidated Contractual Obligations, page 96

4.   Please revise your disclosure to include the contractual obligations related to your CDS contracts, as well as uncertain tax positions under FIN 48.

Notes to Consolidated Financial Statements
Note 10. Fair Value Disclosures, page 143

5.   Within your Level 2 discussion on page 145, please clarify whether your debt instruments are valued using quoted market prices in markets that are not active, by utilizing a pricing model, or by other means. Provide quantified and narrative disclosure of relevant sensitivities to reasonably likely changes in key assumptions, or other factors that cause material fluctuations in the value of these debt instruments.

Note 12. Income Taxes, page 147

6.   Given that you have incurred significant losses in 2008 and 2007, and you expect this trend to continue in 2009, please tell us how you determined that no valuation allowance was required for the remaining $290 million of gross deferred tax assets at December 31, 2008. Please expand your MD&A disclosure to specify the positive and negative evidence that you evaluated in concluding that the deferred tax assets were more likely than not to be realized. Please consider whether the valuation of deferred tax assets is a critical accounting estimate, and provide separate quantified disclosure for each source of taxable income under paragraph 21 of SFAS 109, or explain why you believe that such disclosure would not be beneficial.

7.   Please tell us how you determined the amount of tax benefit to allocate to each financial statement component in accordance with paragraphs 35-38 of SFAS 109.

8.   You disclose that you have provided for U.S. federal income tax on the undistributed earnings from your foreign subsidiaries, except to the extent such earnings are reinvested indefinitely. Please revise your disclosure to provide the

information required by paragraph 44 of SFAS 109, or explain why no disclosures are required.

9.   Please revise your disclosure to provide the information required by paragraphs 21(a)-(d) of FIN 48.

Item 15. Exhibits and Financial Statement Schedules, page 174

10.   On page 41, you disclose that FGIC Corporation had not completed its financial statements for the year ended December 31, 2008 as of the date of your filing. Please tell us whether you have obtained these financial statements, and tell us when you plan to amend your Form 10-K to include the required financial statements.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant